UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 30, 2023

The Necessity Retail REIT, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-38597	90-0929989
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 Fifth Avenue, 30th Floor New York, New York	10019
(Address of Principal Executive Offices)	(zip code)

Registrant’s telephone number, including area code: (212) 415-6500

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share	RTL	The Nasdaq Global Select Market
7.50% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	RTLPP	The Nasdaq Global Select Market
7.375% Series C Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	RTLPO	The Nasdaq Global Select Market
Preferred Stock Purchase Rights		The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On August 30, 2023, The Necessity Retail REIT, Inc. (the “Company”), through certain subsidiaries (collectively, the “Borrowers”) of its operating partnership, The Necessity Retail REIT Operating Partnership, L.P. (the “OP”), entered into a commercial mortgage-backed security Loan Agreement (the “Loan Agreement”), with (i) Barclays Capital Real Estate Inc., (ii) Société Générale Financial Corporation, (iii) Bank of Montreal and (iv) KeyBank National Association (each individually, a “Lender,” and collectively, the “Lenders”), in the aggregate amount of $260 million (the “Loan”). In connection with the Loan Agreement, the OP entered into a Guaranty Agreement (the “Guaranty”) and an Environmental Indemnity Agreement (the “Environmental Indemnity”) for the benefit of the Lenders.

The Loan is secured by, among other things, first priority mortgages on the Borrowers’ interests in 29 multi-tenant properties the Company owns across the United States. The Loan has a 10-year term and is interest-only at a fixed rate of 6.45% per year. The Loan Agreement requires the Borrowers to pay interest only on a monthly basis. The principal balance of the Loan is due on the maturity date of September 6, 2033. The Loan Agreement requires the Borrowers to comply with certain covenants, including, among other things, maintain at all times a combination of cash and cash equivalents totaling at least $13.5 million.

The Loan may be prepaid, in whole (or in part, subject to the satisfaction of the partial release conditions in Section 2.5.2 of the Loan Agreement) at any time after August 30, 2024, with no less than thirty days prior written notice to Lenders, subject to paying a Yield Maintenance Premium (as defined in the Loan Agreement). In addition, following the earlier of August 30, 2026 and the date that is two years after the securitization of the Loan, the Borrowers may be released from its obligations under the Loan Agreement as outlined in Section 2.4.1 of the Loan. The Loan may also be repaid at par during the final six months prior to maturity.

The proceeds from the Loan will be used to repay draws on the Company’s credit facility. The properties securing the Loan were removed from the borrowing base of the credit facility reducing the borrowing base for making draws under the credit facility.

Pursuant to the Guaranty, the OP has (i) guaranteed the full repayment of the Loan in the case of certain major defaults by a Borrower or the OP, including bankruptcy, and (ii) indemnified the Lenders against losses, costs or liabilities related to certain other “bad boy” acts of any Borrower or the OP, including fraud, willful misconduct, bad faith, and gross negligence. Pursuant to the Environmental Indemnity, the OP and the Borrowers have indemnified the Lenders against losses, costs or liabilities related to certain environmental matters.

The descriptions in this Current Report on Form 8-K of the Loan Agreement, the Guaranty and the Environmental Indemnity are summaries and are qualified in their entirety by the terms of the Loan Agreement, the Guaranty and the Environmental Indemnity. Copies of the Loan Agreement, the Guaranty and the Environmental Indemnity are attached as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, to this Current Report on Form 8-K and incorporated by reference herein.

Item. 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Loan Agreement, dated as of August 30, 2023, among the borrower entities party thereto, and Barclays Capital Real Estate Inc., Société Générale Financial Corporation, Bank of Montreal, and KeyBank National Association.
10.2	Guaranty Agreement, dated as of August 30, 2023, by The Necessity Retail REIT Operating Partnership, L.P. in favor of Barclays Capital Real Estate Inc., Société Générale Financial Corporation, Bank of Montreal, and KeyBank National Association.
10.3	Environmental Indemnity Agreement, dated as of August 30, 2023, by The Necessity Retail REIT Operating Partnership, L.P. and the borrower entities party thereto, for the benefit of Barclays Capital Real Estate Inc., Société Générale Financial Corporation, Bank of Montreal, and KeyBank National Association.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE NECESSITY RETAIL REIT, INC.

By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chief Executive Officer and President (Principal Executive Officer)

Dated: September 5, 2023